Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

June 10, 2011

VIA EDGAR AND BY HAND

Mr. Duc Dang

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Amendment No. 2 to Registration Statement of
American Capital Mortgage Investment Corp. on Form
S-11 (File No. 333-173238)

Dear Mr. Dang:

On behalf of American Capital Mortgage Investment Corp., a Maryland corporation (the “Company”), enclosed please find a copy of Amendment No. 2 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the first amendment to the Registration Statement filed with the Commission on May 16, 2011.

The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of June 3, 2011 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the Comments. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s Comments) correspond to the page numbers and captions in the preliminary prospectus included in the Amendment.

Duc Dang

Securities and Exchange Commission

June 10, 2011

Page - 2 -

General

1. We note your response to comment 1 of our letter dated April 29, 2011 that you expect to “likely remain primarily investment in agency mortgage investments for three to six months, subject to market conditions….” To aid in our consideration of your response, please revise to clarify the certainty associated with your disclosed focus and its duration and your use of the term primarily.

The Company has revised the disclosure on pages 16 and 54 to indicate that it expects to maintain its initial leveraged investment portfolio, which will be comprised of at least 80% agency mortgage investments, for three to six months, subject to market conditions.

2. We note your response to comment 2 of our letter dated April 29, 2011. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

The Company contacted the Division of Investment Management Staff member responsible for review of the Registration Statement, and has revised the disclosure on pages 15, 39, 40, 75 and 76 concerning the Company’s compliance with the Investment Company Act of 1940.

Track Record of the Investment Team of our Manager, page 69

3. It would appear that the economic return experienced by an investor in the offerings would be based off of their purchase price for the shares. As such, please clarify why you believe that basing the return figures on beginning net asset value is appropriate where such figures may not equal the price paid by investors in the various offerings.

The Company believes that change in net asset value, when combined with dividends declared, is a preferable metric to change in stock price as a measure of return to stockholders of American Capital Agency Corp. A company’s stock price is subject to a variety of influences, including “market noise,” or conditions and events that may be unrelated or only tangentially related to the fundamental value of a security, which the Company believes is most accurately represented with respect to American Capital Agency Corp. by net asset value. Market noise may result in a stock price that reflects a premium or discount to net asset value, whereas net asset value reflects the current market value of the Company’s assets (for all such assets that are able to be reflected at market price) less its liabilities. The Company also believes that net asset value is a better indicator than stock price of the value that stockholders would receive in the event of liquidation or wind-up of the Company. However in order to provide investors with the ability to determine the historical performance of American Capital Agency Corp. based on either metric, the Company has also included disclosure as to the historical stock price return, inclusive of dividends reinvested, of American Capital Agency Corp. on page 69.

Duc Dang

Securities and Exchange Commission

June 10, 2011

Page - 3 -

Conflicts of Interest…, page 87

Restrictions on Investments and Allocation of Investment Opportunities, page 87

4. Please discuss how the management and other fees differ between you and any affiliates that may compete with you for investment opportunities.

American Capital Agency Corp. is currently the only affiliate of the Company with which it may compete for investment opportunities. The Company has revised the disclosure on page 87 to indicate that American Capital Agency Corp. pays an annual management fee to its manager, a majority-owned subsidiary of a wholly-owned portfolio company of American Capital, of 1.25% of stockholders’ equity, subject to certain adjustments, calculated on a monthly basis.

Underwriting, page 133

5. We note your response to comment 19 of our letter dated April 29, 2011. Please disclose any commercial or investment banking transactions that the registrant, its manager or their affiliates have entered into with the underwriters or their affiliates.

The Company has revised the disclosure on page 135 to indicate the specific commercial or investment banking transactions that affiliates of the Company have had with Citigroup Global Markets Inc., the only underwriter named in the Amendment, and its affiliates to date. The Company will update such disclosure to describe such relationships between its affiliates and any other underwriters to be named in the Registration Statement prior to its effective date.

Notes to Balance Sheet as of March 28, 2011, page F-4

Note 5 - Subsequent Events, page F-5

6. We note the revised disclosure in your “Underwriting” section of your filing regarding organization costs incurred to date. Please also expand your “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to discuss these costs which have been paid/incurred on your behalf and will be accrued upon commencement of your IPO. Furthermore, to the extent you amend your filing to include updated financial statements, please disclose these costs in the footnotes.

The Company has revised the disclosure on page 65 to indicate that it will be required to reimburse its Manager for all costs and expenses incurred in connection with its initial public offering, including formation expenses, of which approximately $500,000 have been incurred to date. The Company will include a footnote to any updated financial statements included in an amendment to the Registration Statement prior to its effective date detailing the amount of organization costs incurred to the date of such financial statements.

Duc Dang

Securities and Exchange Commission

June 10, 2011

Page - 4 -

Please telephone the undersigned at (212) 735-3574 if you have any questions or need any additional information.

Very truly yours,

/s/ David J. Goldschmidt

David J. Goldschmidt

cc:	Samuel A. Flax, Esq.
American Capital Mortgage Investment Corp.